VALUE ADD GROWTH REIT III LLC

(a Delaware limited liability company)

Form C: Offering Statement

May 25, 2022

TABLE OF CONTENTS

PURPOSE OF THIS FORM

§227.201 (a) BASIC INFORMATION ABOUT THE COMPANY

§227.201 (b) DIRECTORS AND OFFICERS OF THE COMPANY

§227.201 (c) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

§227.201 (d) THE COMPANY'S BUSINESS AND BUSINESS PLAN

§227.201 (e) NUMBER OF EMPLOYEES

§227.201 (f) RISKS OF INVESTING

§227.201 (g) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

§227.201 (h) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

§227.201 (i) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

§227.201 (j) THE INVESTMENT PROCESS

§227.201 (k) MATERIAL CHANGES

§227.201 (l) PRICE OF THE SECURITIES

§227.201 (m) TERMS OF THE SECURITIES

§227.201 (n) THE FUNDING PORTAL

§227.201 (o) COMPENSATION OF THE FUNDING PORTAL

§227.201 (p) INDEBTEDNESS OF THE COMPANY

§227.201 (q) OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

§227.201 (r) TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

§227.201 (s) THE COMPANY'S FINANCIAL CONDITION

§227.201 (t) THE COMPANY'S FINANCIAL STATEMENTS

§227.201 (u) DISQUALIFICATION EVENTS

§227.201 (v) UPDATES ON THE PROGRESS OF THE OFFERING

§227.201 (w) ANNUAL REPORTS FOR THE COMPANY

§227.201 (x) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

§227.201 (y) OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

EXHIBIT A: RISKS OF INVESTING

EXHIBIT B: INVESTMENT AGREEMENT

EXHIBIT C: LLC AGREEMENT

EXHIBIT D: AUTHORIZING RESOLUTION

EXHIBIT E: SUMMARY OF LLC AGREEMENT

EXHIBIT F: MANAGEMENT AGREEMENT

EXHIBIT G: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

EXHIBIT H: FINANCIAL STATEMENTS

EXHIBIT I: BACKGROUND CHECKS

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FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Value Add Growth REIT III LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	March 16, 2022
Kind of Entity	Limited Liability Company
Street Address	750 B Street Suite 1930 San Diego, CA 92101
Website Address	www.DiversyFund.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	N/A	N/A
Cash & Equivalents	N/A	N/A
Account Receivable	N/A	N/A
Short-Term Debt	N/A	N/A
Long-Term Debt	N/A	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A

Net Income	N/A	N/A

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   ____X_____

§227.201(b) – Management Team

Names, Ages, Etc.

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Craig Cecilio	Chief Executive Officer	48	Aug. 2016 - Present	20 Hours
Alan Lewis	Chief Financial Officer	45	July 2016 - Present	20 Hours

*Mr. Cecilio and Mr. Lewis are officers of DiversyFund, Inc., the Sponsor. The Sponsor is the sole member, and the manager, of DF Manager, LLC, which is the Manager of the Company. The Company does not have any employees, directors or officers of its own. Craig and Alan have 36.5% and 26.4% ownership, respectively, in DiversyFund, Inc. making them beneficial owners of the issuer's outstanding voting securities.

Business Experience

Craig Cecilio - Voting Power: 36.5%

CEO and Founder | DiversyFund, Inc | Aug 2016-present

DiversyFund is Craig's primary position.

Mr. Cecilio is the Chief Executive Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Mr. Cecilio has worked in the real estate industry for nearly 20 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family residences in California as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate lending business, Coastal California Funding Group, Inc., which underwrote and financed residential renovations and ground-up construction in California coastal markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business.

Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of real estate-backed bridge loans used primarily to "pre-fund" many of the Manager's real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets, having raised over $100 million in debt or equity for real estate transactions in the last three years, and has developed and managed over $50 million of residential property (renovations and ground-up). Mr. Cecilio is a graduate of the University of Colorado at Boulder.

Alan R. Lewis - Voting Power: 26.4%

Co-Founder and Chief Investment Officer | DiversyFund | July 2016 - Present | Primary Position

Mr. Lewis is the Chief Investment Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based out of Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multi-family projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently working as a Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects.

Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm (Chambers USA). His practice included IPO's, mergers and acquisitions, and commercial real estate, including the acquisition and refinancing of several Fifth Avenue commercial buildings, acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has worked on transactions totaling, in aggregate, over $41 billion. Mr. Lewis received a BA from Brigham Young University and a JD from Columbia Law School, where he was a Senior Editor on the Columbia Law Review. Mr. Lewis is admitted to practice law in New York and previously held Series 7, 66 and 79 FINRA licenses.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Craig Cecilio
Name	Alan Lewis

* Mr. Cecilio and Mr. Lewis each own more than 20% of the voting power of DiversyFund, Inc., the Sponsor. The Sponsor is the sole member, and the manager, of DF Manager, LLC, which is the Manager of the Company.

§227.201(d) – The Company's Business and Business Plan

Overview
The Company was formed to invest in real estate projects in the United States. The Company will focus primarily on multifamily value-add properties but will also look for opportunities across other commercial real estate sectors, including industrial projects, data centers, self-storage, and medical office projects. The Company might seek to identify existing projects that have become distressed because of the COVID-19 pandemic, but distressed projects will not be its principal focus.

Investments Through Other Entities
Sometimes the Company will own real estate directly. Most of the time, however, the investments made by the Company will be through other entities ("Project Entities"). For example, if the Company invests in

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a multi-family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. Typically, Project Entities will be controlled by the Sponsor or another entity controlled by the Sponsor. However, if the Company does not control the Project Entity itself then it will retain control rights, meaning the Company's consent will be required to certain major actions taken by the Project Entity, such as the sale or refinancing of its real estate and the replacement of its manager or general partner.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated March 16, 2022, which we refer to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit C.

Management

The Company is managed by the Manager. The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company's business. Other members of the Company, including Investors who purchase Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company.

There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause.

Investment Strategy

The Company is seeking to invest in a diversified portfolio of predominantly multifamily value add real estate assets throughout the United States.

Specifically, we intend to invest primarily in multifamily value-add projects in markets that exhibit a trend of strong population and job growth and other favorable local market conditions. The value-add investment strategy entails (i) buying a project that in most instances is already stabilized and creating cash flow, (ii) implementing a capital expenditure program where we renovate both the interior units and the exterior of the property over a 18 to 36 month period, and (iii) improving the overall management of the property to decrease operating expenses and increase occupancy. We expect these renovations will allow us to charge tenants a higher rent and therefore "add value" to the asset by increasing cash flow and the property's overall market value based on the higher net operating income.

The Company might also build or invest in new multifamily projects where it believes it can expect a significant profit.

The Company might also lend money to real estate projects to generate current yield.

COVID-19 and the Multi-Family Market

Historically, the multi-family market has been driven by favorable supply/demand fundamentals, including (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as "echo boomers," (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

However, the onset of the global COVID-19 pandemic caused by the coronavirus has interrupted many of these positive fundamentals. Many of these interruptions are likely to negatively impact the multi-family market, as least in the near-term. Yet we remain optimistic about the medium-to-long term outlook of the multi-family market and believe the current market presents many exciting investment opportunities.

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First, we believe that the number of new units coming onto the market will remain limited. According to the National Association of Home Builder's ("NAHB") Multifamily Production Index ("MPI"), production of new multifamily units has decreased significantly since the onset of COVID-19. Builders are reporting the worst building conditions for multifamily units since the fourth quarter of 2009 and NAHB's Multifamily Market Vacancy Index (the "MVI") is showing a significant increase in the number of vacant apartments in multifamily properties. Collectively, we believe these indicators are unlikely to improve as states continue to grapple with containing COVID-19, meaning that production of new multifamily units will remain stagnant.

Second, we believe the strong negative impacts of COVID-19 on labor markets will result in increased residential mortgage foreclosures and a larger pool of persons interested in multi-family housing. According to Federal Reserve Chairman Jerome Powell, among those persons working in February of 2020, almost 40% percent of those households making less than $40,000 a year lost a job in March of 2020. Many of these jobs were likely in lower-wage industries such as retail and leisure/hospitality which reported industry unemployment rates of 17.1% and 39.3% in April of 2020, respectively.
At the same time, the rise in COVID-19 cases across the country has increased the risk that the existing mortgage forbearance rate (estimated to be 8.6% of all active mortgages as of the final week of June 2020) will increasingly transition to mortgage foreclosures by the end of 2020. Some initial estimates project that the foreclosure rate could approach 20-30% of all active mortgages, indicating that the potential pool of people seeking multifamily housing is likely to increase, at least in the short-to-medium term.

Third, this projected increase in mortgage foreclosures is leading to tighter credit markets and increased standards for banks to originate new loans. According to the Mortgage Bankers Association's Mortgage Credit Availability Index, the availability of mortgage credit has decreased significantly each month since the initial wave of COVID-19 cases in March 2020, and availability of mortgage credit in May 2020 was at is lowest levels since early 2014. This is due in part to major banks increasing their mortgage borrower standards by requiring larger down payments and higher credit scores to receive new mortgage loans. All of these factors would reduce the pool of persons interested and available to purchase a single-family home, and in turn, increase the demand for multi-family housing.

Finally, we believe that economic fallout from the COVID-19 crisis will ultimately result in more immigration from other countries, which will also increase demand for multi-family housing. While the rapid spread of COVID-19 has led many governments, including the U.S. government, to impose travel restrictions and decrease immigration from certain countries with higher prevalence of COVID-19 infections, we believe that COVID-19's impact on certain industries will only serve to highlight the need for more immigration. For example, as the agricultural industry has experienced shortages due to localized outbreaks associated with the pandemic, many farms have been unable to fill labor shortages due to a dramatic decrease in immigration. Likewise, immigrant labor is strong in many essential businesses and services, all of which may highlight the important role immigrants play in our country and in our economy.

The Commercial Real Estate Market

The commercial real estate market is currently experienced market challenges in many locations throughout the United States. While retail, hospitality and office assets are experiencing significant vacancies, we expect the multifamily market will not see as steep of declines and in many markets will remain relatively stable given the overall housing shortage.

The Distressed Real Estate Market

Currently, we are beginning to see signs of distressed assets in the market, which allow for the potential to purchase assets at a significant discount. We plan to monitor certain markets for opportunities to invest in distressed assets assuming we are able to negotiate a purchase price that represents a significant discount to where we think true market value is.

Due Diligence

When the Company identifies a location or a potential property, it will typically sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will then conduct extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions.

Based on its due diligence, the Company will determine whether to move forward with the property.

Evaluating Alternatives

During the initial 12-36 months of owning and managing the property, the Company will analyze market conditions and decide whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

Real Estate Investment Life Cycle

The life cycle of a real estate project varies on an individual property basis, but generally all projects experience periods of development, stabilization, and decline. A major component of successful real estate investing is timing the cycle - in effect, buying low, selling high. The Company will pay close attention to the ongoing market cycles in an effort to maximize returns to investors, but given current market conditions, we believe we will be well-positioned to capitalize on the natural ebbs and flows of the real estate investment life cycle. This is because many of our properties will be bought low during the height of the COVID-19 crisis and sold high when markets return to historical norms in the years after the COVID-19 crisis has subsided.

Use Of Leverage

We expect to use leverage on most of the real estate properties we invest in, meaning we will use debt to finance a portion of the purchase price. In general, for multifamily value-add projects we will target a loan-to-cost ratio of 65% -- 75%, although that ratio could be higher or lower for specific properties. In

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certain cases, depending on the property and its underwriting, we might also use mezzanine debt or preferred equity.

Competitive Landscape

The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for property. However, the current pandemic has negatively impacted virtually every sector of the U.S. and global economy, including real estate. Wages for many households are down (some significantly), unemployment is approaching record levels, and banks and other lenders are preparing for an expected deluge of foreclosures.

As a result, we believe that there will be a surge in existing multi-family housing projects available for purchase for the foreseeable future. At the same time, absent massive intervention into credit markets by the Federal Reserve, the expected tightening of credit markets may decrease the amount of capital to finance such purchases.

Accordingly, we believe the real estate market will favor large institutional investors and others with significant cash on hand or access to alternative financing methods. We may be at a disadvantage to our competition who may have greater capital resources than we do, including cash-on-hand. However, we believe that these larger competitors will focus on more expensive and larger properties, as the economic downturn associated with COVID-19 has also had some impact on medium- and upper-income communities. Thus, the Company will instead look for smaller to mid-sized properties, a market that typically involves individual and smaller institutional buyers rather than large institutions. The relative inefficiency in this segment and the likely surge in available properties due to COVID-19 and its related economic impacts may create excellent investment opportunities.

Allocation Of Projects Between The Company And Other Entities

The Sponsor controls other entities focused on real estate assets in the United States, primarily multi-family properties. The scope of the Company may differ in some instances but there could nevertheless be instances where the same project fits the investment strategy of both the Company and another entity. In that case we will evaluate the project seeking to balance both portfolios.
We will try to keep the portfolios balanced in several ways:

- *Geographic Balance*. We will try to keep the portfolios balanced geographically. If a new project is located in North Carolina and another entity already owns three projects in North Carolina, the new project might make more sense in the Company.
- *Risk Balance*. Each project carries a risk/reward profile. If a new project is weighted toward a higher risk/reward profile and the Company's portfolio is already weighted in that direction, the new project might make more sense in another entity.
- *Balance in Property Rating*. Multifamily projects are rated A, B, and C, in declining quality. We will try to achieve an average rating of B in both portfolios.

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We might try to achieve balance in other ways as well.

If, in the end, a new project makes equal sense in either the Company or another entity controlled by the Sponsor, it is also possible that multiple portfolios will invest.

Term Of The Company

We will begin deploying the capital we raise in this Offering as soon as we identify appropriate projects. We intend to operate the Company for approximately five years from the date this Offering commences with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for Investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to Investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

§227.201(e) – Number of Employees

The Sponsor currently has a total of 18 employees. The Company and Manager do not have any employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters

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that are not covered by insurance. Review the attached Exhibit A for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $10,000. If we have not raised at least the target amount by June 30, 2022 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

PicMii will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	___X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The following reflects our current plans to use the capital raised in the offering:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	1.5%	$150	1.5%	$75,000
Offering Costs	88.0%	$8,800	0.6%	$30,000
Offering & Organization Reimbursement Fee*	8.5%	$850	8.5%	$425,000
Asset Management Fee - Year 1	2.0%	$200	2.0%	$100,000
Invest in Real Estate Projects	0.0%	$0	87.4%	$4,370,000
Total	100%	$10,000	100%	$5,000,000

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

*With respect to proceeds from this Offering, the Company will reduce the maximum Offering and Organization Reimbursement by the amount of Intermediary Fee paid in this Offering.

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

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The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $10.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on June 28, 2022 (48 hours before the offering deadline).

To cancel your investment, send an email to by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

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§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Investor Shares." The price is $10.00 for each Class A Share.

The price of the Class A Investor Shares is arbitrary. They could have been priced at any amount and the economic results would be the same to Investors and to the Company.

§227.201(m) – Terms of the Securities

Description Of Securities

We are offering to the public up to $5,000,000 of our Class A Investor Shares, which represent limited liability company interests in the Company. All of the rights and obligations associated with the Class A Investor Shares are set forth in:

- The LLC Agreement, which is attached as Exhibit C; and
- The Authorizing Resolution, which is attached as Exhibit D.

Price Of Class A Investor Shares

Initially, we will offer the Class A Investor Shares at $10 per Class A Investor Share. During the term of this Offering, we may increase or decrease the price per Class A Investor Share to reflect changes in the value of our assets and the amount of our liabilities, which will be determined by the Manager in its sole and absolute discretion.

To determine the price of the Class A Investor Shares, the Manager would:

- Determine the fair market value of the Company's assets, using appraisals and/or such other methods as the Manager may determine, including its own judgment;
- Determine the amount of the Company's liabilities; and
- Determine the amount that a purchaser of Class A Investor Shares would receive if all of the assets of the Company were sold for their fair market values, less hypothetical sales commissions and transaction costs, all the liabilities of the Company were satisfied, and the net proceeds were distributed in accordance with the LLC Agreement.

Voting Rights

Owners of the Class A Investor Shares – that is, Investors – will have no right to vote or otherwise participate in the management of the Company. Instead, the Company is managed by the Manager exclusively. However, under certain circumstances Investors have the right to remove the Manager for "cause."

Distributions

We intend to make distributions periodically, as conditions permit. The order of distributions will be governed by the Company's LLC Agreement and by the Authorizing Resolution.

We divide distributions into two categories:

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- Distributions of ordinary operating cash flow (for example, net income from the rental of a property, after expenses); and
- Distributions of the net proceeds from "capital transactions" like sales or refinancing of properties ("net proceeds" means the gross proceeds of the capital transaction, reduced by the expenses of the transaction, including repayment of debt).

Distributions of ordinary operating cash flow will be in the following order of priority:

- STEP ONE: First, Investors will receive all the operating cash flow until they have received a 7% cumulative, non-compounded annual return on their invested capital. We refer to this as the "Preferred Return" of Investors.
- STEP TWO: Second, any remaining operating cash flow will be distributed to the owner of the Common Shares (the Sponsor) in an amount that bears the same proportion to the total Preferred Return paid to date as 35 bears to 65, i.e., approximately 53.85%. We refer to this as the "Catchup Return."
- STEP THREE: Third, any remaining operating cash flow will be distributed 65% to the Investors on a pro rata basis, and 35% to the owner of the Common Shares.

Distributions of the net proceeds from capital transactions will be made in the following order or priority:

- STEP ONE: First, Investors will receive all the net proceeds until they have received their entire Preferred Return.
- STEP TWO: Second, any remaining net proceeds will be distributed to the owners of the Common Shares in an amount equal to the Catchup Return.
- STEP THREE: Third, Investors will receive any remaining net proceeds to return an allocable portion of the capital they invested*.
- STEP FOUR: Fourth, any remaining net proceeds will be distributed 65% to the Investors and 35% until Investors have received an "internal rate of return" of 12%**.
- STEP FIVE: Fifth, any remaining net proceeds will be distributed 50% to the Investors on a pro rata basis and 50% to the owner of the Common Shares.

We expect to make distributions of ordinary operating cash flow on at least an annual basis, i.e., once per year. Distributions of the net proceeds from capital transactions will be made, if at all, upon the occurrence of a capital transaction.

*When we say that all distributions of the net proceeds from capital transactions will first be distributed to Investors until they have received an "allocable portion" of the capital they invested, we mean that when the Company enters into a capital transaction like a sale or refinancing, and decides to distribute some or all of the proceeds (as opposed to reinvesting the proceeds in other properties), the Manager will allocate all of the capital contributed by Investors (less any previous distributions of capital) among all of the properties owned by the Company, based on an estimate of the fair market value of each property (less debt encumbering each property). This will allow the Manager to determine how much capital is allocable to the property involved in the capital transaction.

**"Internal rate of return" is a financial concept that measures the overall return from an investment, taking into account all the money you put in as well as all the money you took out, as well as the timing of each contribution and distribution. Solely by way of example, you would have an internal rate of return if you contributed $100 to an investment and:

- Liquidated the investment in one year for $116; or
- Received no distributions for five years, and at the end of the fifth year liquidated the investment for $210.03; or
- Received a payment of $16 at the end of year, and received your $100 back at the end of the fifth year.

We calculate the internal rate of return using the XIRR function in Microsoft Excel, the spreadsheet program.

NOTE CONCERNING CALCULATION OF RETURNS: In general, we will calculate the returns of Investors beginning on the last day of the quarter in which an Investor purchases his, her, or its Class A Investor Shares, based on the calendar year.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates (including Mr. Cecilio and Mr. Lewis) have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions (not fees) they have received from the Company, over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares, other than the Manager, the Sponsor, and their its affiliates.

How We Decide How Much To Distribute

To decide how much to distribute, we start with our revenues, which may include proceeds from the sale or refinancing properties and rental income, and then subtract our actual expenses, which may include items such as management fees (including fees to the Sponsor or Manager), bank fees, appraisal costs, insurance, commissions, marketing costs, taxes, legal and accounting fees, travel expenses, and fees paid to third parties. Finally, depending on the circumstances at the time, we decide how much should be held in reserve against future contingencies. The amount we distribute is therefore our revenue, minus our expenses, minus the reserve amount.

Withholding

In some situations, we might be required by law to withhold taxes and/or other amounts from distributions made to Investors. The amount we withhold will still be treated as part of the distribution. For example, if we distribute $100 to you and are required to withhold $10 in taxes, for our purposes you will be treated as having received a distribution of $100 even though only $90 was deposited in your bank account.

No Guaranty

We can only distribute as much money as we have. There is no guaranty that we will have enough money, after paying expenses, to distribute anything to Investors.

Transfers

Investors may freely transfer their Class A Investor Shares, but only after providing the Manager with written assurance that (i) the transfer is not required to be registered under the Securities Act of 1933, (ii) the transferor or the transferee will reimburse the Company for expenses incurred in connection with the transfer, and (iii) the transfer will not compromise the Company's election to be taxed as a REIT for purposes of Federal income taxation.

Mandatory Redemptions

The Manager may require an Investor to sell his, her, or its Class A Investor Shares back to the Company:

- If the Investor is an entity governed by the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, and the Manager determines that all or any portion of the assets of the Company would, in the absence of the redemption, more likely than not be treated as "plan assets" or otherwise become subject to such laws.
- If the Manager determines that the redemption would be beneficial in allowing the Company to retain its status as a REIT.
- If the Manager determines that (i) such Investor made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Investor's interest in the Company; (iii) the Manager believes that such Investor's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Investor has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Investor is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

If an Investor's Class A Investor Shares are purchased pursuant to such a request, the price will be equal to:

- If the purchase occurs before one year from the date this Offering is qualified, or within six months after the Investor purchased his, her, or its Class A Investor Shares from the Company, the amount the Investor paid for the Class A Investor Shares; and
- Otherwise, 90% of the amount the selling Investor would have received had all assets of the Company been sold for their net asset value and the proceeds, less all liabilities and expenses, been distributed in liquidation of the Company.

The purchase price will be paid by wire transfer or other immediately-available funds.

No Right Of Redemption

Investors do not have the right to cause the Company to re-purchase (redeem) their Class A Investor Shares.

Rights Of Common Shares

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Immediately following the Offering the Company will have two classes of securities outstanding: Class A Investor Shares and Common Shares. Investors will own all the Class A Investor Shares while the Sponsor will own all the Common Shares. The principal rights associated with the Common Shares are as follows:

- Distributions: As the holder of the Common Shares, the Sponsor will be entitled to the distributions described above.
- Voting Rights: The Common Shares will have no voting rights per se. However, the Manager, in its capacity as the manager of the Company, will control the Company.
- Obligation to Contribute Capital: Holders of the Common Shares will have no obligation to contribute capital to the Company.
- Redemptions: Holders of the Common Shares will have no right to have Common Shares redeemed.

Obligation to Contribute Capital

Once you pay for your Class A Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Right to Transfer

The LLC Agreement generally allows you to transfer Class A Shares to anyone you like, whenever you like. However, there are several practical obstacles to selling your Class A Shares:

- The Manager has the right to impose conditions to ensure the sale of your Class A Shares is legal and will not damage the Company.
- There will be no ready market for Class A Shares, as there would be for a publicly-traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Terms of Class A Investor Shares

The terms of the Class A Investor Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Investor Shares.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Investor Shares.

The Individuals Who Control the Company

Mr. Cecilio and Mr. Lewis together control the Company through their ownership in the Sponsor, which is the manager of the Manager.

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How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell projects, which affects when (if ever) you will get your money back. If the Manager sells a project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells a project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class A investor Shares was determined by the Manager arbitrarily.

The Manager doesn't expect there to be any reason to place a value on the Class A Investor Shares in the future. If we had to place a value on the Class A Investor Shares, it would be based on the amount of money the owners of the Class A Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through PicMii Crowdfunding, LLC ("PicMii") which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00246 and the Funding Portal Registration Depository (FPRD) number is 310171.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate PicMii by paying an intermediary fee equivalent to one and a half percent (1.5%) of the gross proceeds raised by the Company in this Offering.

§227.201(p) – Indebtedness of the Company

The Company currently has no material indebtedness.

§227.201(q) – Other Offerings of Securities within the Last Three Years

None.

227.201(r) – Transactions Between the Company and "Insiders"

The Company has entered into a Management Agreement with the Manager, pursuant to which the Manager will provide management and investment management services. A copy of the Management Agreement is attached as Exhibit F.

The following summarizes the fees that will be paid by the Company to the Manager and to the Sponsor:

Type of Fee	Description and Amount
Organization & Offering Expense Reimbursement	The Company will reimburse the Sponsor for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering, including: ● Marketing expenses paid to vendors, contractors, and consultants; ● Payroll expenses of marketing employees; ● Software costs;

- Fees paid to vendors, contractors, and consultants relating to the Sponsor's online fintech platform and smartphone applications; used to market and operate the Company; and

- Payroll expenses and software costs from product and tech employees working on the fintech platform and smartphone applications.

The Organization & Offering Expense Reimbursement may not exceed 10% of the capital raised from the sale of Class A Investor Shares.

Estimate: The amount of the organization and offering fee depends on the amount of capital raised. We cannot make a reasonable estimate at this time.

Asset Management Fee	The Sponsor will charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor may, in its sole discretion, require the payment of the asset management fee up to five years in advance, which shall be non-refundable.

Estimate: The amount of the asset management fee depends on the amount of capital raised. We cannot make a reasonable estimate at this time.

Acquisition Fee	The Sponsor will charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both "hard" costs (*e.g.*, the cost of property) and "soft" costs (*e.g.*, professional fees).

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company's share of the fee will not exceed 1-4% of the Company's share of the total sale price.

Estimate: If the Company raises the full $75,00,000 and maintains an average leverage ratio (borrowing) of 55%, the acquisition fee would range between $1,666,667 and $6,666,667.

Property Disposition Fee	Where the Company owns property directly or is the sole owner of a Project Entity, the Sponsor will receive a property disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company's share of the fee will not exceed 1% of the Company's share of the total sale price.

Estimate: The amount of the disposition fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate at this time.

Financing Fee	Where the Company owns property directly, or is the sole owner of a Project Entity, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.
	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment). However, the Sponsor's share of the fee will not exceed 1% of the Company's share of the loan.
	Estimate: The amount of the financing fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate at this time.
Construction Management Fee	The Sponsor might provide construction management services. If so, the Sponsor be entitled to a construction management fee equal to 7.5% of actual construction costs.
	Estimate: The amount of the construction management fee will depend on the nature and cost of the construction services the Manager provides. We cannot make a reasonable estimate at this time.
Guaranty Fee	If the Sponsor or an affiliate guaranties indebtedness of the Company or a Project Entity, including guaranties of any so-called "bad boy" carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.
	Estimate: The amount of the guaranty fee will depend on the amount of loans requiring a guaranty. We cannot make a reasonable estimate at this time.
Other Fees	The Company or Project Entities might engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors.
	Estimate: We cannot make a reasonable estimate of other fees at this time.

The Sponsor, the Manager, Mr. Cecilio, Mr. Lewis, and parties related to them might also invest in the Company by purchasing Class A Investor Shares, along with other Investors.

§227.201(s) – The Company's Financial Condition

Operating Results

The Company was created on March 16, 2022. The Company has not conducted any business and therefore has no operating results.

Liquidity And Capital Resources

The Company is seeking to raise up to $5,000,000 of capital in this Offering by selling Class A Investor Shares to Investors.

The Company does not currently have any capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Plan Of Operation

Having raised capital in the Offering, the Company will operate in the manner described above.

Even if we raise $5,000,000 in the Offering, we will need to raise additional capital to execute our business plan.

Trend Information

Multifamily real estate has performed well in recent years, even through the COVID pandemic. According to one summary written in December 2021, "Throughout 2021, the average U.S. asking rent gained $190 and 2022 is forecasted to bring further gains in the multifamily market, at least by historical standards, but at a moderated pace, close to 5 percent annual increases. Possible headwinds include inflation and a new wave of COVID-19 cases."

However, rising interest rates threaten to create uncertainty in the market. Commercial interest rates have risen over the last three months and could go higher based on consumer inflation running at the highest levels in 40 years. Rising interest rates are typically associated with falling real estate values. Of course, falling real estate values can also benefit the Company by reducing the prices of future acquisitions.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H. A summary of federal income tax consequences is attached as Exhibit G.

§227.201(u) – Disqualification Events

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016.

A Company called Prime Trust ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports attached as Exhibit I.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the website at www.DiversyFund.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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